Exhibit 99.5

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S  R E L E A S E

November 29th, 2012

TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 69,449,541

WESTERN WIND ENERGY REPORTS NET EARNINGS OF $0.13 PER SHARE FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2012

VANCOUVER, B.C. – Western Wind Energy Corp. (the “Company”) reported today, its unaudited condensed interim consolidated financial results for the three and nine months ended September 30, 2012. For complete details of the third quarter Condensed Interim Consolidated Financial Statements and related Management’s Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). All amounts herein are reported in U.S. dollars unless otherwise specified.

RECENT DEVELOPMENTS

  On July 30, 2012, the Company announced that it would be seeking a buyer for the Company and its assets. On August 10, 2012, the Company announced that it had engaged Rothschild (Canada) Inc. as its lead financial advisor to manage and structure a comprehensive and efficient auction process, with PI Financial Corp. engaged as a co-advisor. On October 24, 2012, the Company announced that the auction process was progressing as planned, with a limited number of bidders having been invited to conduct a second round of very extensive due diligence, as well as the addition of new participants as the proxy battle caused at least 8 weeks of delay in the auction process due to the uncertainty caused by a proxy battle. On November 23, 2012, Brookfield Renewable Energy Partners L.P. (“Brookfield”), announced Brookfield’s intention to make an offer to acquire all of the outstanding common shares of the Company for cash consideration of C$2.50 per share (the “Brookfield Offer”).
  On November 26, 2012, the Company issued an announcement to highlight that some of the initial expressions received from auction participants that are currently conducting due diligence in the second round of the process, would imply a value significantly greater than the Brookfield Offer. There is no guarantee that any of the initial expressions of interest received by the Company will result in a formal offer being made or a binding agreement being entered into at this time.

  The Company’s generating facilities produced operating revenues of $8,353,723 (2011 - $747,281) and $27,641,941 (2011 - $2,305,843) for the three and nine months ended September 30, 2012, respectively.

  For the three months ended September 30, 2012, net earnings improved significantly to $8,524,018, or $0.13 per share, compared to a net loss of ($1,581,610) (negative $0.03 per share) for the same period in 2011. For the nine months, net earnings increased to $10,254,631, or $0.16 per share compared to a net loss of ($3,214,675) (negative $0.06 per share) for the same period in 2011.

1 Refer to “Non-GAAP Performance Measures”

Page | 1

  For the three and nine months ended September 30, 2012, adjusted earnings before interest, income taxes, depreciation and amortization, and other expenses or income (“Adjusted EBITDA”1 ) increased to a loss of $(788,828), or a negative $0.01 per share1 , compared to loss of $(1,282,278) (negative $0.02 per share), and increased to $12,121,114, or a positive $0.19 per share, 1 compared to a loss of $(2,842,028) (negative $0.04 per share) the 2011 comparative periods.

  On July 16, 2012, the Company received $78,334,713 in tax free cash grant under the U.S. Internal Revenue Code Section 1603 in connection with its 120MW Windstar project. $68,933,897 was used to repay Windstar bridge financing, $5,248,127 was used to increase the debt service reserve account and $4,710,468 was set aside in restricted cash for the ongoing arbitration between the Company and its deferred financing vendor. The amount awarded was $12,221,994 less than the $90,556,707 included in the Company’s application and the Company has subsequently provided further supporting documentation to the Department of Treasury to support and request this shortfall. Ongoing communication and numerous discussions with the Department of Treasury have been positive to-date. While the Company is hopeful that an additional amount will be received, the timing and amount are uncertain and therefore the Company has not accrued this shortfall in its financial statements as at September 30, 2012.

  On October 31, 2012, the Company was in compliance with its Windstar senior secured notes agreement covenants and received its first distribution of $2,307,622.

  On November 16, 2012, the Company’s subsidiary Western Wind Energy US Corporation closed a $25,000,000 corporate loan. The corporate loan is structured in two parts, with the first draw of $15,000,000 being available immediately for repayment of the Company’s existing corporate bridge financing, and is secured by a lien on future Windstar cash distributions and an equity interest in its direct borrowing subsidiaries. The term of the loan will be for five (5) years and with an interest rate hedge, the annual interest rate will not exceed 11.5% for the term of the loan. The second commitment of $10,000,000 would be available to partially fund the Company’s equity contribution and/or the REC promissory note to the Yabucoa solar project and to facilitate financial close of project financing, and will be secured by a lien on future Yabucoa cash distributions and an equity interest in its direct borrowing subsidiaries. The Yabucoa commitment under the corporate loan agreement expires May 16, 2013 and a commitment fee of 4% per annum is charged on the undrawn amount. As partial consideration for advancing the loan, the Company issued to the Lender an aggregate of 400,000 share purchase warrants for a five (5) year term and an exercise price of $2.50 per share for a period of five (5) years after the date the Lender’s Warrants are issued. In addition, the Company will grant the Lender a security interest in and to certain of its projects and assets as security for the facility.

  On November 16, 2012 the Company received $15,000,000 from its first draw on the corporate loan. These proceeds were used to pay the arrangement fee, transactions costs and to repay the following corporate bridge financing, extinguishing all terms and conditions of the respective agreements; the $778,287 loan was repaid; the $2,220,000 loan was repaid, the $2,764,395 loan was repaid, and a partial payment of $4,373,498 was paid on the $5,070,840 loan.

SELECTED QUARTERLY INFORMATION

		Three Months Ended September 30		Nine Months Ended September 30
		2012	2011	2012	2011
Total operating revenues		$	$	$	$
		8,353,723	747,281	27,641,941	2,305,843
Adjusted EBITDA[1]		(788,828)	(1,282,278)	12,121,114	(2,842,028)
Net earnings (loss)		8,524,018	(1,581,610)	10,254,631	(3,214,675)
Adjusted EBITDA per share
-	Basic	$(0.01)	$(0.02)	$0.19	$(0.05)
-	Diluted	$(0.01)	$(0.02)	$0.19	$(0.05)
Earnings (loss) per share
-	Basic	$0.13	$(0.03)	$0.16	$(0.06)
-	Diluted	$0.13	$(0.03)	$0.16	$(0.06)
Weighted average commons shares outstanding
-	Basic	65,745,516	59,850,396	63,519,756	58,180,213
-	Diluted	67,163,980	59,850,396	64,709,149	58,180,213

1 Refer to “Non-GAAP Performance Measures”

Page | 2

RESULTS OF OPERATIONS

Operating Revenues

For the three and nine months ended September 30, 2012, operating revenues increased from $747,281 to $8,353,723, and from $2,305,843 to $27,641,941, compared to operating revenues for the 2011 comparative periods, respectively. This increase in operating revenues was driven by a 408% increase in energy production to 63,944MWh (2011 - 12,591MWh) and by a 389% increase in energy production to 234,202MWh (2011 - 47,914MWh) for the three and nine months ended September 30, 2012, respectively, due to the additional energy production and sales from the newly operational Windstar and Kingman generating facilities.

Adjusted EBITDA

For the three and nine months ended September 30, 2012, adjusted earnings before interest, income taxes, depreciation and amortization, and other expenses or income (“Adjusted EBITDA”1) increased to a loss of $(788,828), or a negative $0.01 per share,1 compared to a loss of $(1,282,278) (negative $0.01 per share) and increased to $12,121,114, or a positive $0.19 per share,1 compared to a loss of $(2,842,028) (negative $0.05 per share) the 2011 comparative periods.

Net Earnings (Loss)

For the three and none months ended September 30, 2012, net earnings increased to $8,524,018, or a positive $0.13 per share, compared to a net loss of $(1,581,610), or a loss of $(0.03) per share, and to $10,254,621, or a positive $0.16 per share, compared to a net loss of $(3,214,675), or a loss of $(0.06) per share.

NON-GAAP PERFORMANCE MEASURES

Adjusted EBITDA, and Adjusted EBITDA per share, are non-GAAP performance measures that management uses to assess the amount of cash generated by the Company, and to measure the operating performance of the Company, excluding the effects of interest, income taxes, depreciation and amortization, and other expenses or income. Management measures performance, excluding these items, as they may be non-cash, unusual in nature, and/or are not factors used by management for evaluating the operating performance of the Company. Adjusted EBITDA, and Adjusted EBITDA per share, are not recognized measures under GAAP, and therefore, may not be comparable with those presented by other reporting issuers. Further, Adjusted EBITDA is not intended to be representative of cash flows from operating activities or the results of operations as determined in accordance with GAAP. However, the Company believes that these measures are important, as they provide management and the reader with additional information about its operating, and cash generating capabilities, and facilitates the comparison of results over different periods.

ABOUT WESTERN WIND ENERGY CORP.

Western Wind Energy is a vertically integrated renewable energy production company that currently owns wind and solar generation facilities with 165MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. and Canada. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the Toronto Venture Exchange under the symbol "WND", and in the United States on the OTCQX under the symbol "WNDEF".

The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

1 Refer to “Non-GAAP Performance Measures”

Page | 3

Investor Relations Contact:

Lawrence Casse
AlphaEdge

Tel: (416) 992-7227
Email: alphaedgeinc@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be considered “forward-looking statements, such as references to the intended sale of Western Wind Energy Corp. and its assets. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding the intention of the Company to complete the sale of the Company or its assets. The forward-looking statements included in this press release are based on reasonable assumptions, including that the Company will be able to successfully identify a prospective buyer, negotiate the terms of sale and satisfy all conditions required to complete the sale. Factors that may cause results to vary from anticipations include the risk that the proxy dispute with Sativr may disrupt and impede the sale process, the risk that the Company may not be able to successfully identify a buyer, negotiate acceptable terms or obtain all applicable government, regulatory and shareholder consents required to complete the sale, that the terms of those consents may not be acceptable to the Company, or, assuming the Company is able to successfully complete the sale, the Company is not able to achieve expected results following such sale. Although Western Wind Energy Corp. believes the expectations expressed in the forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those contained in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Western Wind Energy Corp.’s management on the date the statements are made. Western Wind Energy Corp. undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.

1 Refer to “Non-GAAP Performance Measures”

Page | 4